Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business/Financial Editors:
           Northgate posts fourth quarter net income of $20 million; Corporate cash reserves increase to $262 million

           Stock Symbols: TSX: NGX, AMEX: NXG
           Website: www.northgateminerals.com
           For the three months and twelve months ended December 31, 2006
           (unaudited)

           VANCOUVER, March 1 /CNW/ - (All figures in US dollars except where noted)
- Northgate Minerals Corporation (TSX: NGX; AMEX: NXG) today reported cash flow from operations of $43,884,000 or $0.20 per diluted common share and net earnings of $19,790,000 or $0.09 per diluted common share for the fourth quarter of 2006. Cash flow from operations for all of 2006 was $146,612,000 or
$0.66 per diluted common share and net earnings were $106,742,000 or $0.48 per diluted common share.

           <<
           -------------------------------------------------------------------------

                                 Fourth Quarter Highlights

           -   Production of 81,747 ounces of gold and 21.3 million pounds of copper from the Kemess South mine.

           -   Quarterly gold net cash cost of negative $89 per ounce and a record low net cash cost of negative $56 per ounce of gold for all of 2006.

           -   Increased NI-43-101 compliant gold resources at Young-Davidson to a total of 2.1 million ounces of gold.

           -   Hedged 15,000 metric tonnes of the Kemess mine's expected 2007 copper production at an average price of $3.15 per pound which is significantly higher than the present spot price.

           -   Holders of Northgate's common share purchase warrants exercised a total of 37,895,253 warrants in the fourth quarter, injecting
               $99,785,000 into the Northgate's treasury.
           >>
           -------------------------------------------------------------------------

           Ken Stowe, President and CEO, stated, "In 2006, tremendous metal prices and record gold and copper production from the Kemess South mine combined to generate financial results that were well beyond our most optimistic expectations set at the beginning of the year. Net earnings of $107 million and cash flow from operations of $147 million during 2006 have transformed our balance sheet, giving us the financial capacity to move forward with our internal development projects and the ability to take advantage of other growth opportunities that we could not have considered even one year ago. And the ride is far from over. In 2007, our Kemess South mine is poised to deliver another strong year of cash flow and earnings. We also look forward to adding to the existing mine-life within the Kemess camp and moving the Young-Davidson project closer to production by further expanding the existing 2.1 million ounce gold resource base, pursuing our underground development program and completing the necessary engineering and environmental studies. By executing these plans and delivering another accretive corporate transaction like the
Young-Davidson acquisition, I fully expect that 2007 will be another excellent year for our shareholders."

           RESULTS OF OPERATIONS

           Northgate recorded net earnings of $19,790,000 or $0.09 per diluted share in the fourth quarter of 2006 compared with net earnings of $44,527,000 or
$0.21 per diluted share during the corresponding quarter of 2005. For the full year 2006, net earnings were $106,742,000 or $0.48 per diluted share compared with $39,557,000 or $0.20 in 2005. Earnings for the fourth quarter and the full year of 2006 included a non-cash future income tax expense of $18,443,000 and $11,447,000, respectively. Cash flow from operations, after changes in working capital and other items, was $43,884,000 or $0.20 per diluted share in the fourth quarter of 2006 compared with cash flow of $35,843,000 or $0.17 per diluted share during the same quarter last year. For the full year 2006, cash flow from operations after changes in working capital and other items was
$146,612,000 or $0.66 per diluted share compared with $49,039,000 or $0.24 in
2005. Per share data is based on the weighted average diluted number of shares outstanding of 224,674,332 and 222,892,929 in the fourth quarter and full year of 2006. The weighted average diluted number of shares outstanding in the corresponding periods of 2005 was 209,533,541 and 202,858,866.

           Kemess South Mine Performance

           The Kemess South mine produced 81,747 ounces of gold and 21.3 million pounds of copper during the fourth quarter of 2006. Mill throughput during the quarter averaged 49,645 metric tonnes (mt) per day and consisted exclusively of hypogene ore with an average grade of 0.772 gr/mt gold and 0.243% copper.
Over the course of 2006, quarterly metal production was relatively steady as mining was concentrated in the heart of the Kemess South ore body in the western end of the open pit. For the full year, Kemess posted record gold and copper production of 310,296 ounces and 81.2 million pounds, respectively.
           During the fourth quarter of 2006, approximately 11.0 million tonnes of ore and waste were removed from the open pit compared to 12.9 million tonnes during the corresponding quarter of 2005. Unit mining costs during the current quarter were Cdn$1.64 per tonne compared with Cdn$1.19 per tonne in the same period of 2005. The higher unit mining cost in the most recent quarter resulted from expenses related to the pushback of the north wall and the escalation in unit costs that occurs naturally as the pit deepens and fewer tonnes are moved using the same complement of mobile equipment. For the total
2006 year, mining costs averaged Cdn$1.49 per tonne compared with Cdn$1.20 per tonne in 2005.
           Mill availability during the fourth quarter of 2006 averaged 91% and throughput averaged 49,645 tonnes per day (tpd), compared with 90%
availability and throughput of 50,738 tpd in the fourth quarter of 2005. For the full year 2006, mill availability and throughput averaged 91% and 49,956 tpd, respectively, compared with 90% and 49,302 tpd in 2005.
           Gold and copper recoveries averaged 72% and 87%, respectively, in the fourth quarter of 2006 compared with 72% and 85% in the fourth quarter of
2005. The 2% increase in copper recovery actually understates the significant improvement of metallurgical performance in the Kemess mill. In the most recent quarter, the ore milled was 15% lower-grade than it was one year ago, which in the absence of process improvements made in the flotation circuit, would have yielded lower recoveries than those reported one year ago. For the full year, gold and copper recoveries were 69% and 83%, respectively, compared with 67% and 81% in 2005.
           Metal concentrate inventory increased by 2,000 wet metric tonnes (wmt) to approximately 10,000 wmt during the fourth quarter of 2006 as a result of high copper concentrate production during the quarter. Concentrate inventory is expected to remain high during the first half of 2007 and decline to a more normal level of 5,000 wmt by the middle of 2007.
           The total unit cost of production during the fourth quarter of 2006 was
Cdn$9.10 per tonne milled, which was higher than the Cdn$8.18 per tonne milled recorded in the corresponding period of 2005.  The increase in unit cost in the most recent quarter was due primarily to the higher unit mining costs.
Total site operating costs in the fourth quarter of 2006 were Cdn$41.6 million compared with Cdn$38.1 million in the fourth quarter of 2005.  The site operating costs in the fourth quarter of 2006 were higher than the period one year ago as a result of the extra drilling and blasting costs associated with the north wall pushback.  The net cash cost of production at Kemess in the fourth quarter was negative $89 per ounce bringing the average 2006 cash cost to negative $56 per ounce.  The net cash cost of gold production in both periods is negative due to the large by-product credit derived from copper production, which is credited against site operating costs for purposes of calculating cash costs.
           The following table provides a summary of operations for the fourth quarter and full year of 2006 and the comparable periods of 2005.

           <<
           2006 Kemess Mine Production

                                       4Q 06        4Q 05         2006         2005
           -------------------------------------------------------------------------
           Ore plus waste mined
            (tonnes)              11,018,461   12,907,609   43,045,348   51,233,842
           Ore mined (tonnes)      4,746,251    6,663,925   17,219,143   19,523,319
           Stripping ratio
            (waste/ore)                 1.32         0.94         1.50         1.62

           Tonnes milled (ore)     4,567,332    4,667,874   18,233,978   17,995,159
           Average mill operating
            rate (tpd)                49,645       50,738       49,956       49,302

           Gold grade (gr/mt)          0.772        0.875        0.763        0.723
           Copper grade (%)            0.243        0.283        0.244        0.229

           Gold recovery (%)              72           72           69           67
           Copper recovery (%)            87           85           83           81

           Gold production (ounces)   81,747       94,405      310,296      279,962
           Copper production
            (000's pounds)            21,255       24,700       81,209       73,722

           Productivity measures:
             Tonnes mined per
              shift worked               645          788          693          785
             Tonnes milled per
              shift worked               267          285          277          276

           Cash cost of production
            ($/ounce)                    (89)          59          (56)         205
           -------------------------------------------------------------------------
           >>

           Safety performance at Kemess in the fourth quarter continued to be good although one lost time incident was recorded.  On an annual basis, 2006 showed significant improvements across six of the ten safety performance parameters measured at the mine, with continued reductions in first aid, incidents and reportable injury frequency.

           Financial Performance

           Northgate changed its accounting policy with respect to stockpiled ore and concentrate inventories during the quarter to incorporate a full costing method and also to value additional components of inventory created during the mining process. This change in accounting policy has been applied retroactively and is reflected in prior year comparative figures.
           Northgate's revenue in the fourth quarter of 2006 was $118,239,000 compared with $95,651,000 in the corresponding period of 2005. For the full year, revenues in 2006 were $411,313,000 compared with $257,302,000 in the previous year. Metal sales in the fourth quarter of 2006 consisted of 77,443 ounces of gold and 20.4 million pounds of copper, compared with 91,033 ounces of gold and 23.7 million pounds of copper in the fourth quarter of 2005. The net realized metal prices received on sales in the fourth quarter of 2006 were approximately $533 per ounce of gold and $3.00 per pound of copper compared with $453 per ounce and $1.98 per pound, respectively, in the fourth quarter of 2005. In the fourth quarter of 2006, Northgate reduced its gold forward sales position by 6,000 ounces by settling forward contracts for cash consideration of $1,572,000 compared with nil ounces during the same period of
2005. A total of $6,348,000 in deferred gold hedging losses were amortized in the fourth quarter of 2006 and at December 31, 2006, an unamortized deferred hedging loss of $8,583,000 remained recorded on the balance sheet for certain gold forward sales contracts that were closed out prior to their original settlement dates. This deferred hedging loss will be amortized over the period in which the related forward sales contracts were originally scheduled for settlement. Northgate's gold hedging activities reduced the realized price of gold sold during the most recent quarter by $82 per ounce compared to a reduction of $32 per ounce in the corresponding period one year ago. In the fourth quarter of 2006, Northgate entered into forward sales and purchase contracts with a major financial institution to fix the price of copper delivered prior to December 31, 2006 for which final settlement has not occurred. Also during the quarter, Northgate entered into forward sales and purchase contracts with the same financial institution to fix the price of
15,000 metric tonnes of its 2007 copper production. The total quantity of
18,750 metric tones of copper was sold forward during the quarter using London
Metal Exchange (LME) contracts maturing from March 2007 through April 2008 at an average forward price of $3.15 per pound.
           The cost of sales in the fourth quarter of 2006 was $60,461,000 compared with the corresponding period of 2005 when the cost of sales was $47,682,000.
For the full year, the cost of sales was $224,584,000 compared with
$178,411,000 in 2005. Cost of sales were substantially higher in the current quarter and year-to-date ended 2006 than they were in the corresponding periods of 2005 due to higher treatment, refining and price participation charges for processing concentrate, higher concentrate production, the strengthening Canadian dollar and increased Canadian dollar denominated production costs.
           Administrative and general expenses of $1,543,000 in the fourth quarter of 2006 were higher than the $1,518,000 figure recorded in the comparable period of 2005. The higher expense in the current quarter was the result of additional corporate office salaries in support of the exploration activities at Young-Davidson, increased spending on regulatory and legislative compliance costs related to Northgate's Sarbanes-Oxley 404 compliance project and higher stock based compensation expense. For the full year, administrative and general costs were $8,209,000 compared with $6,128,000 in 2005.
           Depreciation and depletion expenses in the fourth quarter were
$10,122,000 compared to $13,810,000 during the corresponding period of 2005.
The depreciation and depletion expense for the most recent quarter was substantially lower than the same quarter one year ago, primarily due to a 29%
decrease in the amount of ore mined from the open pit. Total depreciation and depletion expenses during 2006 were $35,591,000 compared with $38,009,000 in
2005. This expense was unusually high in 2005 due to the large quantity of ore that was mined from the open pit and stockpiled for processing in the 2006 supergene campaign. Amortization of Northgate's mineral property, plant and equipment is based on the unit-of-production method as ore is mined, even though the economic benefit of this stockpiled ore will not be realized until future quarters.
           Northgate recorded net interest income of $2,156,000 for the three months ended December 31, 2006 compared to a net interest expense of $700,000 in the corresponding quarter of 2005. Since Northgate repaid its credit facility on
February 15, 2006, its cash balances have grown substantially and interest income has begun to exceed the small interest expense arising from capital leases for mobile equipment at Kemess. For the full year, net interest income was $4,013,000 compared to an expense of $2,391,000 in 2005. Net interest income is expected to increase to over $3 million per quarter during 2007 as a result of Northgate's higher cash balances.
           Exploration expenses in the fourth quarter of 2006 were $4,953,000 compared with $686,000 in the comparable period of 2005. The higher exploration expense in the most recent quarter was the result of the continuation of the surface based diamond drilling program at the
Young-Davidson property and the commencement of the underground exploration program at the same property. Exploration expenses for the full year totalled
$11,449,000 compared to $3,915,000 in 2005.
           Capital expenditures during the fourth quarter of 2006 totalled
$6,115,000 compared to $2,126,000 in the corresponding period of 2005. Capital expenditures in the most recent quarter included $1,751,000 for ongoing construction of the Kemess tailings dam, $1,695,000 for the purchase of three small drills for the north wall push back in the Kemess South pit and
$2,495,000 related to permitting activities for the Kemess North project. In the fourth quarter of 2005, capital expenditures were primarily related to the ongoing tailings dam construction. Total capital expenditures during 2006 amounted to $15,199,000 compared with $14,044,000 in 2005.

           Non-GAAP Measure

           Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian GAAP measures and they may not be comparable to other similarly titled measures of other companies.
           A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.

           <<
           (Expressed in thousands
            of US$, except per
            ounce amounts)           4Q 2006      4Q 2005      YE 2006      YE 2005
           -------------------------------------------------------------------------
           Gold production
            (ounces)                  81,747       94,405      310,296      279,962
           -------------------------------------------------------------------------
           Cost of sales         $    60,461  $    47,682  $   224,584  $   178,411
           Change in inventories
            & other                    1,944          557        7,836        6,769
           Gross copper & silver
            revenue                  (69,735)     (49,366)    (249,699)    (127,787)
           -------------------------------------------------------------------------
           Total cash cost            (7,330)       5,539      (17,279)      57,393
           -------------------------------------------------------------------------
           Cash cost per ounce   $       (89) $        59  $       (56) $       205
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           YOUNG-DAVIDSON EXPLORATION UPDATE

           During the fourth quarter of 2006, Northgate completed a NI 43-101 compliant technical report outlining an increased resource at the
Young-Davidson project near Matachewan, Ontario. The report which was filed on
SEDAR on January, 29, 2007, showed an overall increase in contained gold ounces of just over 600,000 ounces of gold. All of these additional ounces are underground. Overall resources on the property now stand at 1,063,060 ounces in the measured and indicated category, with an additional inferred resource of 1,071,270 ounces (please refer to Northgate's press release dated December
18, 2006 for more information).
           The surface drilling program recommenced in early January with four drills and the contractor has committed to providing two additional drills as they become available in March and April. All permits for the underground work have now been obtained and work on the underground development has been ongoing since mid-December. The ramp portal has now been collared and almost all surface infrastructure is now in place.

           KEMESS NORTH UPDATE

           The public hearing phase of the joint Federal-Provincial Environmental
Review process concluded on December 15, 2006. On December 4, 2006, the federal and provincial governments announced that the review process would be extended for 90 days to give the two levels of government additional time to negotiate funding agreements that would enhance the involvement of several
First Nations groups in the panel review process. In February 2007, the governments reached agreement with two First Nations groups to provide additional funding and a revised timetable for the completion of the panel review process is expected to be announced later in the first quarter of 2007.

           <<
           -------------------------------------------------------------------------
                             Selected Quarterly Financial Data
               (expressed in thousands of US dollars, except per share data)
           -------------------------------------------------------------------------
                                                    2006 Quarter Ended
           -------------------------------------------------------------------------
                                      Dec 31       Sep 30       Jun 30       Mar 31

           Revenue(1)            $   118,239  $   102,667  $   105,348  $    85,059
           Earnings (loss)       $    19,790  $    14,902  $    50,315  $    21,735

           Earnings (loss)
            per share
             Basic               $      0.09  $      0.07  $      0.23  $      0.10
             Diluted             $      0.09  $      0.07  $      0.22  $      0.10
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
                                                    2005 Quarter Ended
           -------------------------------------------------------------------------
                                      Dec 31       Sep 30       Jun 30       Mar 31

           Revenue(1)            $    95,651  $    64,631  $    54,461  $    42,559
           Earnings (loss)       $    44,527  $     8,765  $    (3,342) $   (10,393)

           Earnings (loss)
            per share
             Basic               $      0.21  $      0.04  $     (0.02) $     (0.05)
             Diluted             $      0.21  $      0.04  $     (0.02) $     (0.05)
           -------------------------------------------------------------------------
           (1) Consistent with the presentation adopted in the fourth quarter of
               2005, revenue figures for 2005 have been adjusted to reflect the reclassification into cost of sales of a variety of costs that were previously netted against revenues.
           (2) The figures in the table reflect the Corporation's change in accounting policy for metal inventories.
           >>

           Conference Call and Webcast of Year End Financial Results

           You are invited to participate in the Northgate Minerals Corporation
(TSX:NGX) (AMEX:NXG) live conference call and webcast discussing our 2006 year end financial results. The call and webcast will take place on Friday,
March 2, 2007, at 10:00 a.m. ET.
           You may participate in the Northgate Conference Call by calling
416-644-3415 or toll free in North America at 1-800-732-9307. To ensure your participation, please call five minutes prior to the scheduled start of the call. For those unable to participate in the conference call at the scheduled time, a replay of the conference call will be available beginning on March 2 at 12:00 P.M. ET until March 16 at 11:59 PM ET.

           <<
           Replay Access No. 416-640-1917    Passcode: 21219271 followed by the
                                                       number sign.
           Replay Access No. 877-289-8525    Passcode: 21219271 followed by the
                                                       number sign.
           >>

           A live and archive Webcast of this call, which includes our presentation package, will also be made available on our website at
www.northgateminerals.com.

           Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a proven and probable reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 2.1 million ounces of gold.
Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

           Forward-Looking Statements
           This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of
1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate).
Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2005 Annual Report and under the heading
"Risk Factors" in Northgate's 2005 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the
United States Securities and Exchange Commission (www.sec.gov). Northgate
expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

           <<
           NORTHGATE MINERALS CORPORATION
           INTERIM CONSOLIDATED BALANCE SHEETS
           (Expressed in thousands of United States dollars)

                                                           December 31  December 31
                                                                  2006       2005(1)
           -------------------------------------------------------------------------
                                                            (unaudited)
           ASSETS
           Current assets
             Cash and cash equivalents                     $   262,199  $    50,639
             Concentrate settlements and other
              receivables                                       17,960       18,885
             Inventory                                          24,999       28,901
             Future income tax asset                             7,469            -
             Deferred hedging loss                               8,583        4,561
           -------------------------------------------------------------------------
                                                               321,210      102,986

           Other assets                                         28,831       14,117
           Future income tax asset                               6,291       13,937
           Mineral property, plant and equipment               159,299      177,966
           -------------------------------------------------------------------------
                                                           $   515,631  $   309,006
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           LIABILITIES AND SHAREHOLDERS' EQUITY
           Current liabilities
             Accounts payable and accrued liabilities      $    22,023  $    19,556
             Current portion of capital lease obligations        2,439        4,215
             Current portion of long-term debt                       -       13,700
           -------------------------------------------------------------------------
                                                                24,462       37,471

           Capital lease obligations                             2,586        7,680
           Provision for site closure and reclamation
            obligations                                         28,197       26,193
           Future income tax liability                          12,638        1,229
           -------------------------------------------------------------------------
                                                                67,883       72,573
           -------------------------------------------------------------------------

           SHAREHOLDERS' EQUITY (Note 3)
           Common shares                                       307,914      195,565
           Warrants                                                  -        8,715
           Contributed surplus                                   2,596        1,657
           Retained earnings                                   137,238       30,496
           -------------------------------------------------------------------------
                                                               447,748      236,433
           -------------------------------------------------------------------------
                                                           $   515,631  $   309,006
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Adjusted (note 2)
           The accompanying notes form an integral part of these financial statements.

           INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
           (Expressed in thousands of United States dollars,
            except per share amounts)

                                       Three months ended       Twelve months ended
                                           December 31              December 31
           (Unaudited)                  2006       2005(1)        2006       2005(1)
           -------------------------------------------------------------------------
           Revenue               $   118,239  $    95,651  $   411,313  $   257,302
           -------------------------------------------------------------------------
           Cost of sales              60,461       47,682      224,584      178,411
           Administrative and
            general                    1,543        1,518        8,209        6,128
           Depreciation and
            depletion                 10,122       13,810       35,591       38,009
           Interest expense
            (income)                  (2,156)         700       (4,013)       2,391
           Exploration                 4,953          686       11,449        3,915
           Currency translation
            losses (gains)             3,726         (573)       1,922         (962)
           Accretion of site
            closure and reclamation
            costs                        406          306        1,553        1,183
           Other expense (income)          -          (50)       8,423          496
           -------------------------------------------------------------------------
                                      79,055       64,079      287,718      229,571
           -------------------------------------------------------------------------
           Earnings before
            income taxes              39,184       31,572      123,595       27,731
           Income tax recovery
            (expense)
             Current                    (951)        (982)      (5,406)      (2,111)
             Future (note 5)         (18,443)      13,937      (11,447)      13,937
           -------------------------------------------------------------------------
                                     (19,394)      12,955      (16,853)      11,826
           -------------------------------------------------------------------------
           Net earnings for
            the period           $    19,790  $    44,527  $   106,742  $    39,557
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Net earnings per
            share
             Basic               $      0.09  $      0.21  $      0.50  $      0.20
             Diluted             $      0.09  $      0.21  $      0.48  $      0.20

           Weighted average
            shares outstanding
             Basic               217,165,384  209,195,152  215,609,932  202,789,310
             Diluted             224,674,332  209,533,541  222,892,929  202,858,866
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
           (Expressed in thousands of United States dollars)

                                       Three months ended       Twelve months ended
                                           December 31              December 31
           (Unaudited)                  2006         2005         2006         2005
           -------------------------------------------------------------------------
           Retained earnings
            (deficit) at beginning
            of period

           As previously
            reported             $   117,448  $   (20,180) $    30,496  $   (15,210)
           Adjustment for
            retroactive change
            in accounting for
            inventory (note 2)             -        6,149            -        6,149
           -------------------------------------------------------------------------
           As adjusted (note 2)      117,448      (14,031)      30,496       (9,061)

           Net earnings for
            the period                19,790       44,527      106,742       39,557
           -------------------------------------------------------------------------

           Retained earnings at
            end of period        $   137,238  $    30,496  $   137,238  $    30,496
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Adjusted (note 2)
           The accompanying notes form an integral part of these financial statements.

           INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
           (Expressed in thousands of United States dollars)

                                       Three months ended       Twelve months ended
                                           December 31              December 31
           (Unaudited)                  2006       2005(1)        2006       2005(1)
           -------------------------------------------------------------------------
           CASH PROVIDED BY
            (USED IN)
           Operations
           Earnings for the
            period               $    19,790  $    44,527  $   106,742  $    39,557
           Non-cash items
             Depreciation and
              depletion               10,122       13,810       35,591       38,009
             Unrealized currency
              translation losses       1,335        1,006        1,047        1,251
             Accretion of site
              closure and
              reclamation costs          406          306        1,553        1,183
             Amortization of
              deferred hedging loss    6,348        5,585       21,375        5,585
             Amortization of
              deferred charges            73       (2,208)         562        1,305
             Stock-based
              compensation               290           38        2,014          845
             Future income tax
              expense (recovery)      18,443      (13,937)      11,447      (13,937)
             Change in fair value
              of forward contracts   (17,975)         755      (16,619)         755
           Other expenses (income)         -         (277)           -         (299)
           -------------------------------------------------------------------------

           Changes in non-cash
            operating working
            capital and other
             Concentrate
              settlements and
              other receivables       11,949       (6,391)      13,909       (7,558)
             Inventory                (1,526)      (7,734)      (5,730)      (9,846)
             Accounts payable and
              accrued liabilities     (3,685)         751        2,467        2,723
             Settlement of
              forward contracts       (1,572)           -      (25,397)     (10,146)
             Reclamation costs paid     (114)        (388)      (2,349)        (388)
           -------------------------------------------------------------------------
                                      43,884       35,843      146,612       49,039
           -------------------------------------------------------------------------

           Investments
           Purchase of other assets   (1,714)        (852)      (1,845)        (852)
           Purchase of mineral
            property, plant and
            equipment                 (6,115)      (2,126)     (15,199)     (12,697)
           Proceeds on sale of
            property                       -            -            -          171
           Net cash acquired on
            acquisition of
            Young-Davidson Mines,
            Limited                        -          123            -          123
           -------------------------------------------------------------------------
                                      (7,829)      (2,855)     (17,044)     (13,255)
           -------------------------------------------------------------------------

           Financing
           Repayment of capital
            lease obligation            (708)      (1,316)      (6,870)      (4,959)
           Repayment of long-term
            debt                           -      (14,050)     (13,700)     (29,800)
           Issuance of common
            shares                    99,998          177      102,562          357
           -------------------------------------------------------------------------
                                      99,290      (15,189)      81,992      (34,402)
           -------------------------------------------------------------------------

           Increase in cash and
            cash equivalents         135,345       17,799      211,560        1,382
           Cash and cash
            equivalents at
            beginning of period      126,854       32,840       50,639       49,257
           -------------------------------------------------------------------------
           Cash and cash
            equivalents at end
            of period            $   262,199  $    50,639  $   262,199  $    50,639
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Supplementary Information
           Cash paid during the
            period for
             Interest                    111        1,363        1,006        4,204
             Income taxes                484            -          484            -
           Non-cash financing
            activities
             Issuance of common
              shares and other
              securities on Young-
              Davidson Mines,
              Limited purchase             -       17,990            -       17,990
             Purchase of mineral
              property, plant
              and equipment by
              assumption of capital
              lease obligations            -            -            -        1,347
           -------------------------------------------------------------------------
           (1) Adjusted (note 2)
           The accompanying notes form an integral part of these financial statements.

           NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
           Three and Twelve months ended December 31, 2006 and 2005
           (Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (Unaudited)

           1.  Basis of Presentation

               The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2005. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

               These financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2005.

           2.  Accounting Changes

               During the quarter ended December 31, 2006, the Corporation changed its accounting policy with respect to metal inventories to incorporate a full costing method and also to value additional components of inventory created during the mining process. This change in accounting policy has been applied retroactively for all years presented. Net earnings for the year ended December 31, 2005 increased by $6,670,000 (2004 - $1,541,000) or $0.04 per share
               (2004 - nil). Additionally, as at December 31, 2005, inventory increased by $13,882,000 and the future income tax asset decreased by
               $1,063,000.

           3.  Shareholders' Equity

           (a) Common shares

               ---------------------------------------------------------------------
                                                      Number of shares       Amount
               ---------------------------------------------------------------------

               Balance, December 31, 2005                  214,011,246  $   195,565

               Issued in Q1 2006:
                 Pursuant to Employee Share Purchase Plan       45,027          102
                 On exercise of warrants                       314,523          480
                 On exercise of options                        386,800          490
               Issued in Q2 2006:
                 Pursuant to Employee Share Purchase Plan       30,269          113
                 On exercise of warrants                        10,202           27
                 On exercise of options                        810,880        2,247
               Issued in Q3 2006:
                 Pursuant to Employee Share Purchase Plan       30,955          109
                 On exercise of warrants                         2,778            8
                 On exercise of options                         22,800           84
               Issued in Q4 2006:
                 Pursuant to Employee Share Purchase Plan       39,300          130
                 On exercise of warrants                    37,895,253      108,383
                 On exercise of options                        100,000          176
               ---------------------------------------------------------------------
               Balance, December 31, 2006 (unaudited)      253,700,033  $   307,914
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               On or before December 28, 2006 holders of Northgate publicly traded common share purchase warrants (CUSIP numbers 666416169 and
               666416177) exercised a total of 37,895,253 warrants. 274,105 warrants expired unexercised. As a consequence of the warrants exercise, the
               Corporation received a total of $99,785,000. As of March 1, 2007, the
               Corporation had 254,115,058 issued and outstanding common shares.

           (b) Stock-based compensation

               During the three months ended December 31, 2006, the Corporation granted a total of 75,000 options (2005 - 20,000) to employees with a term of seven years, exercisable at Cdn$3.85. Twenty percent (15,000)
               of these options vested immediately and the balance will vest in equal amounts on the anniversary of the grant over the next four years. During the three months ended December 31, 2006, $246,000
               (2005 - $2,000) was recognized for options that vested during the quarter. The fair value of the options granted for the quarter ended
               December 31, 2006 was $145,000 (2005 - $10,000).

               During the three months ended December 31, 2006, 100,000 options were exercised and 11,000 options were either cancelled or expired.

               At December 31, 2006, there were 4,655,340 options outstanding of which 2,097,340 were exercisable.

               There were no options granted during the three months ended
               September 30, 2006 (2005 - nil). During the three months ended
               September 30, 2006, $244,001 (2005 - $16,133) of stock-based compensation was recognized for options that vested during the quarter.

               During the three months ended September 30, 2006, 22,800 options were exercised and 18,200 options were either cancelled or expired.

               There were no options granted during the three months ended June 30,
               2006 (2005 - 50,000). During the three months ended June 30, 2006,
               $240,000 (2005 - $85,000) of stock-based compensation was recognized for options that vested during the quarter.

               During the three months ended June 30, 2006, 810,880 options were exercised and 56,500 options were either cancelled or expired.

               During the three months ended March 31, 2006, the Corporation granted a total of 1,352,000 (2005 - 1,205,000) options to employees, with a term of seven years. 1,217,000 of these options are exercisable at
               Cdn$2.60, 100,000 are exercisable at Cdn$2.52 and 35,000 are exercisable at Cdn$2.65. Twenty percent (242,000) of these options vested immediately and the balance will vest in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the quarter ended March 31, 2006 was
               $1,480,000 (2005 - $604,000). During the three months ended March 31,
               2006, $1,131,000 (2005 - $578,000) of stock-based compensation was recognized for options that vested during the quarter.

               During the three months ended March 31, 2006, a total of 86,800 options were cancelled and 386,800 options were exercised.

               The fair value of the share options granted during 2006 was estimated using the Black-Scholes pricing model with the following assumptions
               (there were no options granted in Q3 2006 or Q3 2005):

               ---------------------------------------------------------------------
                                              For Options Granted in
               ---------------------------------------------------------------------
                                         2006                        2005
               ---------------------------------------------------------------------
                                Q4     Q3     Q2     Q1     Q4     Q3     Q2     Q1
               ---------------------------------------------------------------------
               Risk-free
                interest
                rate          4.53%     -      -    4.1%   2.5%     -    2.5%   2.5%
               ---------------------------------------------------------------------
               Annual
                dividends        -      -      -      -      -      -      -      -
               ---------------------------------------------------------------------
               Expected
                stock price
                volatility      50%     -      -     60%    51%     -     55%    56%
               ---------------------------------------------------------------------
               Expected
                option         5.0                  5.0    3.5           3.5    3.5
                life         years      -      -  years  years      -  years  years
               ---------------------------------------------------------------------
               Per share
                fair value
                of options
                granted
                (Cdn$)       $2.20      -      -  $0.62  $0.59      -  $0.62  $0.76
               ---------------------------------------------------------------------

           4.  Financial Instruments

               During the three months ended December 31, 2006, the Corporation reduced its gold forward sales position by 6,000 (2005 - nil) ounces at a cost of $1,572,000 (2005 - $nil). For the full year ended
               December 31, 2006, 79,000 ounces were settled at a cost of
               $25,397,000. In accordance with Accounting Guideline 13, "Hedging
               Relationships", the losses associated with the early settlement of these contracts were deferred and are being amortized over the same period as the forward sales contracts were originally scheduled to be closed out. As at December 31, 2006, $8,583,000 of the deferred hedging loss from early settlement of contracts remained deferred and will be amortized over the period that the forward sales contracts were originally scheduled to settle (January 2007 - December 2007).

               At December 31, 2006, Northgate had remaining gold forward sales commitments with a major financial institution to deliver 60,000 ounces of gold at an average accumulated price of $307 per ounce.
               These commitments are in the form of forward sales contracts maturing at various dates between March 30, 2007 and December 31, 2007. The unrealized loss on these forward contracts at December 31, 2006 was approximately $20,265,000, and has not been recognized in these financial statements.

               At December 31, 2006, the Corporation had forward sales contracts with a major financial institution to fix the price of delivered copper for which final settlement has not occurred. A total of
               21,650 metric tonnes of copper were sold forward using LME contracts maturing from January 2007 through May 2008 at an average forward price of $3.19 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Xstrata (formerly Falconbridge)
               under a multi-year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis. The fair value of these contracts at December 31, 2006 was a net gain of $15,488,000.

           5.  Future Income Taxes

               During the fourth quarter, the Company recognized future income tax expense of $18,443,000 to reflect the utilization of tax losses and other tax deductions to offset taxable income.

           6.  Commitments and Contingencies

               In the second quarter of 2006, the Corporation entered into a
               Cooperation Agreement with the Tse Keh Nay (3 Nations) related to the operation of Northgate's existing Kemess South mine. The Corporation paid Cdn$500,000 on signing of the agreement and the Corporation will provide funding to benefit the Tse Keh Nay member communities in the amount of Cdn$1,000,000 per year over the remaining Kemess South mine life.

               Also in the second quarter, Northgate launched an unsolicited offer to purchase all the outstanding common shares of Aurizon Mines Ltd
               ("Aurizon"). On July 7, 2006, the Corporation withdrew its offer after the British Columbia Court of Appeal upheld a previous lower court injunction against Northgate's offer. As a result of this ruling, Aurizon was awarded its costs and damages that are yet to be determined. The Corporation accrued an estimate of these costs and damages as a charge against earnings in the second quarter of 2006.

               In the third quarter of 2006, the Corporation entered into a fixed-
               price agreement to purchase a total of 12,000,000 litres of low-
               sulphur diesel fuel (approximately 50% of expected 2007 consumption)
               from a supplier for delivery during 2007.

           7.  Subsequent Events

               In January of 2007 the Corporation repurchased 30,000 ounces of its gold forward sales position at a cost of $9,325,800. As of March 1,
               2007 the remaining gold forward sales position is 30,000 ounces at an average accumulated price of $307 per ounce.
           >>

           %CIK: 0000072931

           /For further information: Ms. Keren R. Yun, Manager, Investor Relations,
(416) 216-2781, kyun(at)northgateminerals.com/
           (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 21:08e 01-MAR-07